Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

Imperial Metals Corporation
Suite 200, 580 Hornby Street
Vancouver, BC
V6C 3B6

Telephone: (604) 669-8959

(the "Issuer" or "Imperial")

Item 2. Date of Material Change

March 2, 2007

Item 3. News Release

The Issuer issued a news release at Vancouver, British Columbia on March 2, 2007 through CCN Matthews and was electronically filed through SEDAR.

Item 4. Summary of Material Change

The Issuer reported the reserve and resource estimate for Mount Polley has been updated as of January 1, 2007. The current estimate incorporates open pit mining of the Southeast Zone, C2 Zone (a southern extension of the Cariboo pit) and the Springer Zone, in addition to the current Wight and Bell pits, and reflects twelve months of mine production since the January 1, 2006 estimate.

Total Mount Polley reserves have increased to 59.9 million tonnes of 0.36% copper, 0.27 g/t gold and 0.73 g/t silver. This is an increase of 18.9 million tonnes (46.1%) over the January 1, 2006 reserve estimate. The reserve increase has extended the planned mine life by three and a half years to May 2015.

Item 5. Full Description of Material Change

The Issuer reported the reserve and resource estimate for Mount Polley has been updated as of January 1, 2007. The current estimate incorporates open pit mining of the Southeast Zone, C2 Zone (a southern extension of the Cariboo pit) and the Springer Zone, in addition to the current Wight and Bell pits, and reflects twelve months of mine production since the January 1, 2006 estimate.

Total Mount Polley reserves have increased to 59.9 million tonnes of 0.36% copper, 0.27 g/t gold and 0.73 g/t silver. This is an increase of 18.9 million tonnes (46.1%) over the January 1, 2006 reserve estimate. The reserve increase has extended the planned mine life by three and a half years to May 2015.

The ore reserves and resources were calculated and verified by Greg Gillstrom, P. Eng., Geological Engineer, the designated Qualified Person as defined by National Instrument 43-101, and Art Frye, Manager of Mining, Mount Polley Mining Corporation.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

dlw 3/20

Item 7. Omitted Information

Not applicable

Item 8. Executive Officer

For further information, contact Andre Deepwell, Chief Financial Officer of the Issuer, at (604) 669.8959.

Item 9. Date of Report

Dated March 2, 2007.

IMPERIAL METALS CORPORATION

Per:

"Andre Deepwell"
Andre Deepwell
Chief Financial Officer

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Reports 2006 Production and Updated Mount Polley Reserve

Vancouver - March 2, 2007 - Imperial Metals Corporation (III-TSX) reports that despite severe winter conditions, its overall equity share of production from the wholly owned Mount Polley and 50% owned Huckleberry mines increased year over year to 90.9 million pounds copper, 42,800 ounces gold, 546,000 ounces silver and 153,000 pounds molybdenum in 2006 compared to 67 million pounds copper, 35,000 ounces gold, 367,000 ounces silver and 270,000 pounds molybdenum in 2005.

Imperial's estimated equity share of 2007 planned production from its two operating mines, both located in British Columbia, is 98.0 million pounds copper, 58,800 ounces gold, 596,000 ounces silver and 210,000 pounds molybdenum.

The Company's audited financial statements for the year ended December 31, 2006 will be released prior to March 31, 2007.

MOUNT POLLEY MINE

Production Statistics

	Three Months Ended December 31, 2006	*Year Ended December 31, 2006*	**Year Ended December 31, 2005*
Ore milled (tonnes)	1,283,912	6,235,221	4,814,083
Ore milled per calendar day (tonnes)	13,956	17,083	16,209
Grade % - Copper	0.573	0.474	0.391
Grade g/t - Gold	0.300	0.265	0.295
Recovery % – Copper	87.31	85.31	73.1
Recovery % – Gold	78.10	71.89	67.1
Copper produced (lbs)	14,160,756	55,548,194	30,328,771
Gold produced (oz)	9,676	38,164	30,635
Silver produced (oz)	104,981	422,568	234,355

** March 8-December 31, 2005*

Snowfall at Mount Polley to the end of December was significantly above normal causing excessive plugging and bridging of feeders at the crushing plant. This resulted in lower milling rates in the fourth quarter. Mill throughput for 2006 was 6.235 million tonnes, 89% of the targeted 7.0 million tonnes.

Head grades delivered to the mill and metal recoveries continued to climb which helped offset production lost due to lower mill throughput. Copper recovery of 87.31% and gold recovery of 78.1% for the fourth quarter were both record highs for Mount Polley. Winter conditions also impacted January 2007 production but the targeted metal production was achieved in February as weather conditions improved.

Planned production for 2007 is 68.0 million pounds copper, 55,000 ounces gold and 445,000 ounces silver.

Reserves and Resources

The reserve and resource estimate for Mount Polley has been updated as of January 1, 2007. The current estimate incorporates open pit mining of the Southeast Zone, C2 Zone (a southern extension of the Cariboo pit) and the Springer Zone, in addition to the current Wight and Bell pits, and reflects twelve months of mine production since the January 1, 2006 estimate.

Total Mount Polley reserves have increased to 59.9 million tonnes of 0.36% copper, 0.27 g/t gold and 0.73 g/t silver. This is an increase of 18.9 million tonnes (46.1%) over the January 1, 2006 reserve estimate. The reserve increase has extended the planned mine life by three and a half years to May 2015.

Both categories of mineral resources outside the pits have decreased as definition drilling and revised pit designs moved material from the resource categories to reserves. Note that the material classified as *mineral resources* do not have a demonstrated economic viability.

Proven and Probable Reserves - Mount Polley Mine

			Grade			*Contained Metal*		
		Copper	*Copper*	*Gold*	*Silver*	*Copper(lb)*	*Gold (oz)*	*Silver (oz)*
Zone/Pit	*Tonnes Ore*	*Equiv* %*	*%*	*g/t*	*g/t*	*000,000's*	*000's*	*000's*
Wight Pit	4,310,000	1.07	0.829	0.268	5.929	78.88	37.18	822.51
Bell Pit	3,730,000	0.55	0.292	0.325	0.325	23.98	38.98	38.98
South East Pit	2,400,000	0.66	0.267	0.498	0.459	14.16	38.47	35.46
Springer Pit	45,320,000	0.56	0.336	0.276	0.349	335.84	402.80	508.34
C2 Pit	4,110,000	0.56	0.258	0.378	0.378	23.37	49.93	49.93
Total	**59,870,000**	**0.58**	**0.361**	**0.269**	**0.730**	**476.22**	**517.43**	**1,405.28**

** refer to Table 1 for copper equivalent formulas*

Reserve Calculation Parameters

The parameters used in this updated resource are based on updated pit designs and the current Mount Polley production schedule. The ultimate pit designs were based on US$1.75 copper, US$550.00 gold, $10.00 silver and $1.25US/Can exchange rate.

The economic mineral reserves and resources at Mount Polley mine were calculated as follows:

- A 3D block model was constructed using Minesight Mining Software.
- The property was zoned based on geological zones, the blocks and drill holes were then coded to reflect the zones.
- The drill holes were composited to 5 metre down the hole composites.
- Mineralized zones were identified within the geological zones, by kriging an indicator to identify the blocks that have a high probability of having greater than a 0.15 copper grade.
- The drill hole composites were then coded to match the indicator codes in the block model.
- Outlier grades were capped, and variograms for Cu, Au, Ag and Fe in each zone were generated.
- Grades were kriged into the block model, using zone and indicator matching.
- An oxide ratio number for each block was interpolated using an ID3 method, with zone and indicator matching. The oxide ratio number is used in the mill recovery formula.
- The mill recoverable grades were calculated using formulas based on historic recoveries as well as on and off site metallurgical test work.
- A dollar value was calculated for each block based on the metals prices, US/Can Exchange Rate, and mining, shipping and smelting costs.
- Lerchs-Grossman pit optimization software was used to identify economic pit shell based on the above economic parameters. Pit designs were created using the economic pit shells and design parameters from Golder Geotechnical Consultants of Vancouver.

Imperial Metals

Resource by Zone in addition to Pit Reserves - Mount Polley Mine (based on 0.3% Equivalent Copper cut-off)

		Grade				Contained Metal		
Zone	*Tonnes Ore*	*Copper Equiv* %*	*Copper %*	*Gold g/t*	*Silver g/t*	*Copper (lb) 000,000's*	*Gold (oz) 000's*	*Silver (oz) 000's*
Northeast								
Measured	16,790,000	0.773	0.600	0.196	4.23	222.19	105.82	2,283.14
Indicated	2,070,000	0.730	0.521	0.253	3.85	23.73	16.80	255.40
Inferred	2,270,000	0.595	0.433	0.204	2.39	21.65	14.88	174.01
Boundary								
Measured	1,790,000	0.74	0.443	0.388	3.280	17.52	22.39	189.26
Indicated	620,000	0.47	0.365	0.127	1.616	5.01	2.55	32.40
Inferred	890,000	0.64	0.446	0.247	2.089	8.73	7.06	59.67
Bell								
Measured	9,560,000	0.42	0.233	0.238	n/s*	49.12	73.17	n/s*
Indicated	980,000	0.38	0.227	0.190	n/s*	4.89	5.96	n/s*
Inferred	830,000	0.37	0.236	0.174	n/s*	4.31	4.63	n/s*
Springer								
Measured	8,980,000	0.64	0.392	0.312	n/s*	77.60	90.07	n/s*
Indicated	7,780,000	0.56	0.328	0.292	n/s*	56.27	73.06	n/s*
Inferred	18,120,000	0.53	0.279	0.321	n/s*	111.46	187.01	n/s*
C2								
Measured	4,820,000	0.50	0.229	0.349	n/s*	24.31	54.03	n/s*
Indicated	3,610,000	0.49	0.229	0.335	n/s*	18.23	38.89	n/s*
Inferred	n/s*	n/s*	n/s*	n/s*	n/s*	n/s*	n/s*	n/s*
Southeast								
Measured	12,660,000	0.55	0.221	0.460	1.182	61.67	187.20	481.01
Indicated	3,910,000	0.45	0.195	0.351	1.039	16.83	44.17	130.75
Inferred	230,000	0.41	0.184	0.313	0.842	0.95	2.36	6.36
Total Resource								
Measured/Indicated	73,570,000	0.59	0.356	0.302	1.426	577.38	714.10	3,371.96
Inferred	22,340,000	0.54	0.299	0.301	0.334	147.10	215.95	240.03

n/s silver resource values only significant in the Northeast, Boundary and Southeast Zones*

** refer to Table 1 for formulas*

TABLE 1 - Copper Equivalent Calculation by Zone

Resource Values Based on 0.3 Copper Equivalent Cut-Off

Northeast Zone[1]	EqCu% = Copper + Gold / 1.44 + Silver / 116
Bell Zone	EqCu% = Copper + Gold / 1.27
Springer Zone	EqCu% = Copper + Gold / 1.27
C2 Zone	EqCu% = Copper + Gold / 1.27
Southeast Zone	EqCu% = Copper + Gold / 1.44 + Silver / 116

[1] *Northeast Zone contains the Wight Pit*

Imperial Metals

Resource Calculation Parameters

Resource values were identified by summing all blocks that fall outside of the economic pit and having a block grade greater than 0.30 copper equivalent. The copper equivalent was calculated using relative recovery and metal price for copper, gold and silver. The resources were classified as inferred, indicated and measured based on the following three items; minimum number of drill holes used in the estimate, minimum number of composites, and the maximum distance to the nearest composite.

Resource Classification

	Minimum # Drill Holes Used for Estimate	Minimum # Composites	Max Distance to Nearest Composite
Inferred	1	3	60m
Indicated	2	3	50m
Measured	3	5	25m

The ore reserves and resources were calculated and verified by Greg Gillstrom, P. Eng., Geological Engineer, the designated Qualified Person as defined by National Instrument 43-101, and Art Frye, Manager of Mining, Mount Polley Mining Corporation.

Mount Polley Exploration Update

Exploration continued in 2006 with a total of 26,240 metres of drilling completed in 123 holes. The majority of drilling occurred in the C2 Zone. Exploration focused on definition and perimeter drilling in the known deposits to convert resources to reserves. That focus will continue throughout the 2007 season, although some effort will be dedicated to outward looking exploratory holes in 2007. A minimum of 40,000 metres of drilling is planned for 2007.

Most prominent in the exploration program was the discovery of high grade mineralization in an extension of the C2 Zone to the west of the crusher facility. Intercepts included 20.0 metres grading 1.34% copper and 1.95 g/t gold starting at a depth of 27.5 metres in hole C206-60. Hole C206-62 stepped out 120 metres further south and intercepted 108.7 metres grading 0.53% copper and 1.42 g/t gold, including a smaller 30.0 metre interval of 1.03% copper and 3.01 g/t gold. This zone now has a reserve of 4.11 million tonnes and is open to expansion to the south and at depth.

The Boundary Zone was actively explored during the early summer of 2006, intersecting high grade intervals of mineralized magnetite breccia. Drilling was halted to facilitate timber clearing in the area to allow more thorough exploration in 2007. Drill hole ND06-26 intersected 25.5 metres grading 0.83% copper, 0.60 g/t gold and 6.5 g/t silver. This hole is a 150 metre step to the southeast from previously reported ND06-06 which intersected 34.8 metres grading 0.98% copper, 1.12 g/t gold and 6.49 g/t silver.

Zones targeted for exploration in 2007 include Springer, Boundary, Northeast, C2, Southeast, Pond, Area 9, and Northern Block. Work on these areas will primarily include drilling and trenching.

The porphyry and breccia related deposits at Mount Polley are irregular in shape and true thicknesses have not been estimated. Patrick McAndless, P.Geo. is the Qualified Person as defined by National Instrument 43-101 for the exploration program. Samples for the current diamond drilling program were analyzed at the Mount Polley Mine laboratory. A full QA/QC program using blanks, standards and duplicates was maintained for all samples submitted to the lab.

A 2007 exploration zone map and a complete table of the drill results are available on Imperial's website at *www.imperialmetals.com*.

HUCKLEBERRY MINE

Production Statistics

	Three Months Ended December 31, 2006	*Year Ended December 31, 2006*	*Year Ended December 31, 2005*
Ore milled (tonnes)	1,514,200	6,646,200	6,951,000
Ore milled per calendar day (tonnes)	16,824	18,209	19,044
Ore milled per operating day (tonnes)	19,731	19,732	20,790
Grade (%) – Copper	0.567	0.556	0.552
Grade (%) – Molybdenum	0.016	0.015	0.014
Recovery (%) – Copper	87.37	86.9	87.40
Recovery (%) – Molybdenum	11.85	26.8	24.80
Copper produced (lbs)	16,549,000	70,838,000	73,897,000
Molybdenum produced (lbs)	64,140	306,250	539,949

note: production statistics stated 100% - Imperial owns 50%

The Huckleberry mine repaid C$120.9 million of long term debt during 2006 and is now debt free. Stripping work is underway at Huckleberry in preparation for mining of the Main Zone Extension.

Planned production for 2007 is 60.0 million pounds copper, 7,700 ounces gold, 302,000 ounces silver and 420,000 pounds molybdenum.

Contact: Brian Kynoch, President 604.669.8959; Patrick McAndless, Vice President Exploration 604.488.2665; Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com

Imperial Metals

END